UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 10)
Under the Securities Exchange Act of 1934

NEWTEKONE, INC.
(Name of Issuer)
Common Stock, par value $0.02 per share
(Title of Class of Securities)
652526203
(CUSIP Number)

Barry Sloane
NewtekOne, Inc.
4800 T-Rex Avenue, Suite 120
Boca Raton, FL 33431
(212) 356-9500

With a copy to:

Michael A. Schwartz, Esq.
NewtekOne, Inc.
1981 Marcus Avenue, Suite 130
Lake Success, NY 11042
(212) 356-9500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 15, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 652526203

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Sloane
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,130,674
	8	SHARED VOTING POWER 193,671
	9	SOLE DISPOSITIVE POWER 1,130,674
	10	SHARED DISPOSITIVE POWER 193,671
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,324,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) amends and supplements Amendment No. 9 to Schedule 13D filed on January 26, 2024 (“Am. No. 9 Schedule 13D”) relating to the shares of common stock, par value $0.02 per share (the “Shares”), of NewtekOne, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4800 T-Rex Avenue, Suite 120, Boca Raton, FL 33431. Except as expressly set forth herein, there have been no changes in the information set forth in Am. No. 9 Schedule 13D.
The Reporting Person is filing this Amendment No. 10 to the Schedule 13D to report acquisitions of Shares by Barry Sloane in the open market; the Disposition of Shares by Barry Sloane to Issuer under the Issuer's 2015 Stock Incentive Plan to satisfy tax withholding obligations relating to vesting of restricted Shares; the receipt by Barry Sloane of Shares pursuant to a regular quarterly dividend declared by the Issuer; and the acquisitions of Shares by The B Sloane Family Foundation, a 501(c)(3) private foundation, in the open market.

Item 5.Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:
As of the date of this filing on Schedule 13D: Mr. Sloane holds and has sole voting and dispositive power over 1,130,674 Shares and has shared voting and dispositive power over 193,671 Shares owned by The B Sloane Family Foundation, a 501(c)(3) private foundation. Based on information contained in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024, the Issuer had 24,733,816 issued and outstanding Shares. Based on this amount, Mr. Sloane has total voting and dispositive power over 5.35% of the total issued and outstanding Shares of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2024

By: /s/ Barry Sloane
Name: Barry Sloane